SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                     Security First Technologies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   814279 10 5
                    ----------------------------------------
                                 (CUSIP Number)

  Michael C. McChesney, 3390 Peachtree Road, NE, Suite 1700, Atlanta, GA 30326
                                 (404) 812-6300
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 30, 1998
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                   ---------------------

 CUSIP No. 814279 10 5                                        Page 2 of 7 Pages
          --------------                                          ---  ---
------------------------                                   ---------------------

---- ---------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael C. McChesney
---- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ]
                                                                         (b) [ ]
---- ---------------------------------------------------------------------------
3    SEC USE ONLY

---- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00
---- ---------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                                 [ ]
---- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
---------------------------- ------ --------------------------------------------
                             7      SOLE VOTING POWER
         NUMBER OF
          SHARES                    1,182,824 (9.9%)
       BENEFICIALLY          ------ --------------------------------------------
         OWNED BY            8      SHARED VOTING POWER
           EACH
         REPORTING                  0
          PERSON             ------ --------------------------------------------
           WITH              9      SOLE DISPOSITIVE POWER

                                    1,182,824 (9.9%)
                             ------ --------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    7,680 (less than 1%)
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,190,504
---- ---------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
---- ---------------------------------------------------------------------------


                               Page 2 of 7 Pages

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Security First Technologies Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3390 Peachtree Road, NE, Suite 1700, Atlanta, GA 30326.

Item 2. Identity and Background

     This statement is being filed by Michael C. McChesney (the "Reporting Person"), a United States citizen. The Reporting Person previously has filed a statement regarding his beneficial ownership of the common stock of the Issuer's former parent with the Office of Thrift Supervision. However, as discussed at Items 3 and 4 below, the shares of Common Stock currently beneficially owned by the Reporting Person result from a corporate reorganization by the former parent of the Issuer. That former parent was the predecessor issuer of the securities, and that company no longer exists. The Reporting Person's holdings in the Issuer immediately following the reorganization are identical to his interests immediately prior to the reorganization.

     The principal occupation of Mr. McChesney is serving as Chairman of the Board of the Issuer and as a director of Security First Technologies, Inc., which is wholly owned by the Issuer. The business address of Mr. McChesney is 3390 Peachtree Road, NE, Suite 1700, Atlanta, GA 30326. Mr. McChesney is a citizen of the United States.

     Mr. McChesney has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The shares of Common Stock owned by Mr. McChesney were acquired in the holding company reorganization (the "Reorganization") of Security First Network Bank ("SFNB") which occurred on September 30, 1998. Upon the Reorganization, each share of common stock, no par value, of SFNB held by the shareholders of SFNB including Mr. McChesney was converted into one share of the Issuer's Common Stock and each option to acquire shares of SFNB common stock held by the shareholders of SFNB including Mr. McChesney was converted into an option to acquire the same number of shares of the Issuer's Common Stock. No


                               Page 3 of 7 Pages
consideration was paid by Mr. McChesney for such shares of the Issuer's Common Stock or options to acquire shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction

     The shares of Common Stock acquired by Mr. McChesney were issued in connection with the Reorganization of SFNB. Mr. McChesney, as a shareholder of SFNB has acquired shares of the Issuer's Common Stock, like other SFNB shareholders, as a result of the consummation of the Reorganization and the commencement of operations of the Issuer as an independent entity.

     The Reporting Person has acquired his shares of Common Stock for investment. The Reporting Person may, from time to time, invest in additional shares of Common Stock or may, depending upon market conditions and other factors deemed relevant, engage in a sale or other disposition of all or a portion of the shares of Common Stock being reported herein or acquired hereafter. As an affiliate of the Issuer, Mr. McChesney is subject to the resale restrictions contained in Rule 144 under the Securities Act of 1933, as amended.


     The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated Bylaws or with respect to the delisting or deregistration of any of the Issuer's securities.

Item 5. Interest in Securities of the Issuer

     The Reporting Person beneficially owns, in the aggregate, 1,190,504 shares of Common Stock of the Issuer, which represented approximately 10.0% of the outstanding Common Stock as of December 11, 1998. Of such amount, 718,424 of such shares are owned directly by Mr. McChesney, 464,400 of such shares are issuable upon the exercise of options held by Mr. McChesney which are exercisable within 60 days of December 11, 1998, and 7,680 of such shares are held by certain members of Mr. McChesney's family, as described below.

     Mr. McChesney is deemed to be the beneficial owner of 7,680 shares of Common Stock owned by certain members of his family because such shares may not be sold or otherwise disposed of by the owner of such shares without the written


                               Page 4 of 7 Pages
consent of Mr. McChesney. Such shares of Common Stock are owned by the following members of Mr. McChesney's family:

      Name                      Relationship                 Number of Shares
      ----                      ------------                 ----------------
Michael McChesney, Jr.              Son                          3,840
Samuel T. McChesney                 Son                          3,840

     Other than as reported in Item 3 and Item 6, the Reporting Person has not engaged in any transactions in the Issuer's Common Stock within the past sixty days. As discussed in the preceding paragraph, the Reporting Person shares dispositive power with the persons indicated above with respect to 7,680 shares of Common Stock reported herein. Except for such shared dispositive power, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described below, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among himself or with any other person with respect to any securities of the Issuer.

     The Reporting Person has entered into four "zero-cost collar" arrangements. Pursuant to these arrangements, on September 9, 1998 and November 30, 1998, the Reporting Person wrote covered call options and purchased put options. Only one of each set of the options written on each date can be in-the-money on the applicable expiration date, at which time the applicable in-the-money option will be exercised (and settled for cash), and the other option will expire. If neither option of each set of options is in-the-money on the applicable expiration date, both options in that set of options will expire. The call and put options are described in more detail on the Form 4s of the Reporting Person for September and November 1998, copies of which are filed as exhibits to this
Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1.   Form 4/A for September 1998

     2.   Form 4 for November 1998



                                Page 5 of 7 Pages

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 1998

                                                  /s/ Michael C. McChesney
                                                  ------------------------------
                                                  Michael C. McChesney




                                Page 6 of 7 Pages